

Mail Stop 4561

June 7, 2016

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
92150 Suresnes, France

  Re: Talend S.A.
    Amendment No. 2 to Draft Registration Statement on Form F-1
    Submitted May 20, 2016
    CIK No. 0001668105

Dear Mr. Tuchen:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls, page 35

1. You disclose on pages 35 and 36 that you voluntarily notified the U.S. Department of Commerce's Bureau of Industry and Security and the U.S. Department of Treasury's Office of Foreign Assets Controls that you may have exported products in violation of U.S. export control and sanctions laws. Please tell us the countries to which you exported the products.

2. You disclose on page 107 that you do business in the Middle East. Iran and Syria, located in the Middle East, and Sudan, which can be included in references to the Middle

East, are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, customers or other direct or indirect arrangements. For instance, you identify General Electric and Siemens as customers. Each of these companies has reported contacts with Iran, Syria and Sudan. You should describe any products or services you have provided to Iran, Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

3.   Please discuss the materiality of any contacts with Iran, Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

4.   We note that your products include encryption software. Please tell us whether any of the contacts with Iran, Syria and Sudan you discuss in response to the comments above involve dual use products or components.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

General

5.   Please revise the tables on pages F-38, F-39, F-40, F-57, F-58, and F-59 to give effect to the 1-for-8 reverse share split.

Note 3. Summary of significant accounting policies

(e) Revenue recognition, page F-11

6.   We note that page F-12 omits the disclosure added to your prior filing in response to prior comment 22 of our letter dated April 12, 2016. Please restore this disclosure or explain the basis for the omission.

Michael Tuchen
Talend S.A.
June 7, 2016
Page 3

Note 9. Income tax, page F-26

7.   We note that the table on page F-27 omits the revision made to your prior filing in response to prior comment 24 of our letter dated April 12, 2016. Please restore this revision or explain the basis for the omission.

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Craig D. Wilson *for*

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information Technologies
                                        and Services

cc: Mark B. Baudler, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.